EXHIBIT 21

Subsidiaries of the Registrant

                The Corporation had five subsidiaries as of January 1, 2002.

	Jurisdiction of Organization	Shares Owned by Corporation	Percent Voting Stock Held by Corporation
Community Trust Bank, National Association, Pikeville, Kentucky	United States	285,000 Common	100%

Trust Company of Kentucky, National Association, Lexington, Kentucky	United States	500 Common	100%

Community Trust Funding Corporation	Delaware	100 Common	100%

CTBI Preferred Capital Trust	Delaware	42,720 Common Trust Securities	100%

Citizens National Bank & Trust, Hazard, Kentucky	United States	6,624 Common	75.28%

                On February 1, 2002, the following subsidiary was organized:

	Jurisdiction of	Shares Owned by	Percent Voting
	Organization	Corporation	Stock Held by Corporation
CTBI Preferred Capital Trust II	Delaware	77,320 Common Trust Securities	100%